May 6, 2013

Mr. Michael McTiernan

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Armada Hoffler Properties, Inc.
Registration Statement on Form S-11 (SEC File No. 333-187513)

Dear Mr. McTiernan:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters for the proposed public offering of shares of common stock of Armada Hoffler Properties, Inc. (the “Company”), hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:00 p.m. Eastern Time on May 7, 2013, or as soon thereafter as is practicable.

Pursuant to Rule 460 under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s preliminary prospectus, dated April 26, 2013, through the date hereof: approximately 3,775 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned have been informed by the participating underwriters that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

ROBERT W. BAIRD & CO. INCORPORATED

RAYMOND JAMES & ASSOCIATES, INC.

STIFEL, NICOLAUS & COMPANY, INCORPORATED

As Representatives of the several Underwriters

By:	ROBERT W. BAIRD & CO. INCORPORATED

By:	/s/ Jeffrey F. Rogatz
	Name:	Jeffrey F. Rogatz
	Title:	Managing Director

By:	RAYMOND JAMES ASSOCIATES, INC.

By:	/s/ Brad Butcher
	Name:	Brad Butcher
	Title:	Managing Director

By:	STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Justin P. Bowman
	Name:	Justin P. Bowman
	Title:	Managing Director